October 7, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:                      Patrick Gilmore, Accounting Branch Chief

         Re:                 Logitech International S.A.
Form 10-K for the Fiscal Year ended March 31, 2010
Filed May 27, 2010
File No. 000-29174

Dear Mr. Gilmore:

We have received your comment letter dated September 14, 2010 with respect to the above-referenced filing (the “Form 10-K”) made by Logitech International S.A. (“Logitech”). The following represents our response to your comments. For your ease of reference, we have included your original comments below and have provided our response after each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Valuation of Long-Lived Assets, page 45

Staff Comment No. 1:

We note that the recoverability of goodwill related to the 3DConnexion and LifeSize acquisitions is measured at the entity level with the remaining amount of goodwill measured at the total enterprise level. To the extent that the fair value of your reporting units is not substantially in excess of its carrying value as of your most recent step-one test pursuant to ASC 350-20-35-4 through 8, we believe your disclosures should include the following in future filings:

•	The percentage by which fair value exceeds the carrying value as of the most recent step-one test;
•	The amount of goodwill allocated to each applicable reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions; and
•	A description of potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting units are not at risk of failing step-one please disclose this in future filings.

Response to Comment No. 1:

We respectfully advise the Staff that in future Annual Reports on Form 10-K, if our reporting units are not at risk of failing step one of the goodwill impairment test, we will disclose that fact.

In addition, in future filings (following our annual impairment testing or more frequently if certain events or circumstances warrant), if the estimated fair value of a material reporting unit is not substantially in excess of its carrying value, we will disclose:

•	The percentage by which fair value exceeds the carrying value as of the most recent step-one test;
•	The amount of goodwill allocated to each applicable reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions; and
•	A description of potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Results of Operations

Net Sales, page 47

Staff Comment No. 2:

We note on page 113 that pricing programs charged to revenue increased by $71 million, or 112% and your reserve for pricing programs increased by $37 million, or 147%, from March 31, 2009 to March 31, 2010. Please tell us how you considered providing a discussion of any known trends or uncertainties related to your pricing programs that have had, or that you anticipate will have, a material favorable or unfavorable impact on revenues. Refer to Section III.B.3 of Release No. 33-8350.

Response to Comment No. 2:

We considered the requirements in Item 303 and related guidance, including Section III.B.3 of Release No. 33-8350, and we respectfully believe that we have addressed all disclosure requirements. We do not consider the increases in pricing programs charged to revenue and the increase in the reserve for pricing programs from March 31, 2009 to March 31, 2010 to be related to known trends or uncertainties that have had, nor that we anticipated will have, a material favorable or unfavorable impact on revenues. We believe the increases primarily reflect our decision to change, after March 31, 2009, the approach by which we provide promotional consideration to our customers in one of our sales regions. We do not believe the change in approach reflects any underlying net sales trends or uncertainties.

Specifically, in fiscal year 2010 we changed our pricing approach in our EMEA (Europe-Middle East-Africa) retail sales region to increase gross selling prices while offering increased discounts. The effect of this change was to increase gross revenue, increase the amount of pricing programs charged to revenues, and increase the balances in pricing program reserves. We present our revenue on a net basis, as substantially all customer programs result in an immediate reduction of the sales prices and related accounts receivable. As the increased gross selling prices are offset by the increased discounts, there was no impact on net revenue from this change in approach, and no known trend or uncertainty which should be disclosed. In addition, we supplementally advise the Staff that our decision to change our pricing approach in our EMEA region was not prompted by a known trend or uncertainty. Because we did not consider the change in pricing approach or the related increases in pricing programs and reserves to be the result of any known trends or uncertainties, we did not discuss these matters in the Management’s Discussion and Analysis section of the Form 10-K. However, if future changes in our pricing programs charged to revenue, pricing program reserves or pricing approaches are related to known trends or uncertainties in our net sales or otherwise, we will discuss such known trends or uncertainties in future filings.

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 78

Staff Comment No. 3:

We note that certain video communications products involve multiple element arrangements, which include one or more elements that are to be delivered at a future date. We further note that revenue is allocated, as applicable, to each element based upon its fair value as determined by vendor-specific objective evidence (VSOE). Please explain your methodology and assumptions used to determine VSOE of fair value for each element in your multiple element arrangements. In your response, as it relates to maintenance, describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value. For instance, does the price charged for maintenance vary from customer to customer or when an agreement includes services that are essential to the functionality of the delivered software? If so, please explain how you determined that you can reasonably estimate the fair value of maintenance. In this regard, if your agreements include stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts. If stated future renewal rates are not included in your agreements, tell us the percentage range allowed for your pricing of maintenance that you consider to be representative of VSOE and how you considered the guidance in ASC 985-605-25-6 and ASC 985-605-25-67 through 69.

Response to Comment No. 3:

As disclosed in Note 6 to the Form 10-K, on December 11, 2009 we acquired LifeSize (LifeSize Communications, Inc.), a company specializing in high definition video conferencing products and services. The video conferencing products are integrated with software that is essential to the functionality of the equipment. The services represent assurance maintenance services, which include unspecified software upgrades and enhancements provided on a when-and-if available basis during a future maintenance period. For the fiscal year ended March 31, 2010, LifeSize products comprised 1% of Logitech’s total net sales.

Our LifeSize products comprise the video communications products which involve multiple-element arrangements. LifeSize product sales are accounted for in accordance with ASC (Accounting Standards Codification) 985, Revenue Recognition—Software. The arrangement consists of two elements. The first element is a delivered element and consists of the LifeSize video conferencing equipment. The second element is an undelivered element which consists of assurance maintenance services (software updates, upgrades and enhancements, if any, help desk support and warranty replacements) for a minimum one-year period at a specified price, with multiple-year options available. Subsequent assurance maintenance services are available for purchase at specified prices under separately sold agreements for periods of one, two or three years.

Our methodology and assumptions used to determine VSOE of fair value for each element of these multiple-element arrangements follows the guidance of ASC 985. We establish the fair value of the assurance maintenance services, which are the undelivered element, based on VSOE (vendor specific objective evidence) of fair value. The VSOE for assurance maintenance services is determined by the price charged when the same element is sold separately. We apply the residual method to recognize revenue for the delivered element of the sale upon shipment. We defer the revenue of the assurance maintenance services, which is the undelivered element, and recognize this deferred revenue over the future maintenance period.

Rates for assurance maintenance services included in customer agreements for the purchase of LifeSize products and in the separately sold assurance maintenance agreements vary by classification of customer. The overall variation in the rates for assurance maintenance services among all agreements is less than 10%. There are no other agreements which include services that are essential to the functionality of the delivered software. Customer agreements do not include stated future renewal rates. Therefore, we believe the rates for assurance maintenance services in customer agreements for the purchase of LifeSize products are sufficiently consistent with the rates for assurance maintenance services in separately sold agreements such that the rates in those agreements can be considered vendor-specific objective evidence.

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We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (510) 795-8500 should you have any questions or comments to this response.

Very truly yours,

/s/  Erik K. Bardman
Erik K. Bardman
Senior Vice President, Finance and
Chief Financial Officer

cc:           Jaime John, Staff Accountant, Division of Corporation Finance, SEC
Audit Committee, Logitech International S.A.
Gerald Quindlen, President and CEO, Logitech International S.A.
Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.
Cory Starr, PricewaterhouseCoopers LLP
Betty Jo Charles, Pricewaterhouse Coopers LLP